FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company:

Pacific North West Capital Corp. , 2303 West 41st Avenue , Vancouver, BC, V6M 2A3

Item 2:	Date of Material Change:

September 15, 2011.

Item 3:	News Release:

A news release dated & issued on September 15, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Stakes Additional Ground Adjacent to its River Valley Palladium, Platinum and Gold Project, Sudbury, Ontario

Item 5:	Full Description of Material Change:

PFN stakes 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium, platinum and gold project.

The River Valley PGM Project is one of North America’s newest and largest advance stage exploration and development PGM Projects

The new claims are highly prospective for PGM and gold.

PFN commissioned a third party technical report on the new projects. This report is slated for completion by the end of September.

September 15th , 2011, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce the staking of 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium (Pd), platinum (Pt) and gold (Au) project in the Sudbury area of Ontario.

The newly acquired claim group is located east of the city of Sudbury (Figure 1), in the townships of Davis, Henry, Janes, Loughgrin, Pardo, Dana Hobbs and McWilliams.

The property is situated to the east of the Sudbury Basin and north of Highway 17 (Figure 2). It covers two rock groups that host significant concentrations of Platinum Group Metals (PGM) mineralization; the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

The new claims cover branches of the River Valley Intrusion from the main intrusive body that hosts the River Valley PGM resource and intrude Huronian sediments to the west. These units are under explored making them attractive exploration targets. The East Bull Lake Suite has the potential to contain at least two different styles of sulphide mineralization: 1) brecciated contact style mineralization (similar to PFN’s River Valley PGM Project); and 2) reef style mineralization in the interior of these intrusive bodies, at the interface or zone of mixing of magmas of differing composition.

The Nipissing Gabbro has been explored for PGM on some areas of the property. Public-sector geochemical data from the newly acquired claims indicate widespread anomalous PGM, gold and base metals. Hypersthene-bearing gabbro and contact breccia appear to be the most favourable lithologies within the Nipissing for hosting significant PGM mineralization.

Pacific North West Capital commissioned a third party compilation report on the New Project that will provide additional information on the newly acquired claims. Following completion of the report, a recommended work program and budget for the new project will be released.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, a qualified person under the provisions of National Instrument 43-101.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary Telephone: 250-404-0310 Facsimile: 604-685-6550

Item 9:	Date of Report

September 15, 2011